[redacted]

15027126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68991

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OLDFIELD CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 E 29TH STREET, SUITE 204A
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN FUCHS 212-481-7284
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name -- if individual, state last, first, middle name)

7 Penn Plaza Suite 830	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, **NORMAN FUCHS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OLDFIELD CAPITAL GROUP LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____

____
Title

____
Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report.
- [x] (p) Independent Auditors' Report on Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oldfield Capital Group LLC

CONTENTS

B&P

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of **Oldfield Capital Group LLC**

We have audited the accompanying financial statements of Oldfield Capital Group LLC. (the "Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in financial condition, and changes in member's equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oldfield Capital Group LLC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东一办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

The supplementary information contained in pages 11-13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bernstein & Pinchuk LLP

New York, New York
March 13, 2015

[redacted]

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets

Cash and Cash Equivalents	$	19,783		
Total Current Assets				19,783
Property and Equipment, net of accumulated depreciation				973
Total Assets			$	20,756

Liabilities and Member's Equity

Liabilities				
Accounts payable and accrued expenses	$	5,750		
Total Liabilities			$	5,750
Member's Equity				15,006
Total Liabilities and Member's Equity			$	20,756

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues			
Commission Earned		$	50,000
Expenses			
Registration fees	1,465		
Rent	7,500		
Office Expenses	2,033		
Meals and Entertainment	1,143		
Dues and Subscriptions	1,181		
Depreciation	340		
Telephone	1,811		
Travel	3,169		
Software	2,633		
Professional Fee	9,365		
Advertising and Promotion	1,450		
Bank Charge	213		
Commission	45,000		
Interest Expense	24		
Total Expenses			77,327
Net Loss		$	(27,327)

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance - December 31, 2013	$	21,333
Capital Contributions		20,999
Net Loss		(27,327)
Balance - December 31, 2014	$	15,006

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows used in Operating Activities		
Net loss		$ (27,327)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	340	
Changes in operating assets and liabilities:		
Prepaid expenses	6,000	
Accounts payable and accrued expenses	2,750	
Total Adjustments		9,090
Net Cash Used in Operating Activities		(18,237)
Cash Provided by Financing Activities		
Capital Contributions		20,999
Net Increase in Cash and Cash Equivalents		2,763
Cash and Cash Equivalents - December 31, 2013		17,020
Cash and Cash Equivalents - December 31, 2014		$ 19,783

SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 24
Income taxes paid	$ -

See notes to financial statements.

OLDFIELD CAPITAL GROUP LLC
NOTES TO FINANCIAL STATEMENT

NOTE 1 - NATURE OF BUSINESS

Oldfield Capital Group Limited Liability Company(the "Company") was organized on June 30, 2012 as a New Jersey limited liability company for the purpose of providing investment advisory services, including; private placement of securities, financial valuation and modeling, financial structuring and strategic consulting.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The accompanying financial statements have been prepared from records maintained by the Company

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of five years.

CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are considered cash equivalents.

REVENUE RECOGNITION

Revenues are comprised of advisory and consulting fees. During the year ended December 31, 2014, the Company recognized $50,000 as commission earned from its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company recognizes revenues when persuasive evidence of an arrangement exists, the service has been provided, the price is determinable and collectability is reasonably assured.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States.

INCOME TAXES

The Company is a New Jersey LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers	$ 1,700
Less: Accumulated depreciation	727
	$ 973

Depreciation for the year ended December 31, 2014 was $ 340.

NOTE 4 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

NOTE 4 - FAIR VALUE (CONTINUED)

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 5 - CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash. As of December 31, 2014, the Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for Federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "General and administrative expenses".

The Company files income tax returns in its local jurisdictions.

NOTE 7- COMMITMENTS AND CONTINGENCIES

The Company has entered into operating lease agreement for the office. The current lease year will end on August 30, 2015. The rental expense for lease commitment for 2015 will be $4,500.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $14,033 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .41 to 1.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the financial statements and no subsequent event is identified.

SCHEDULE I

OLDFIELD CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Net Capital			
Total member's equity		$	15,006
Deductions and Charges			
Non-allowable assets:			
Fixed Assets	973		
Total Deductions and Charges			973
Net Capital		$	14,033
Aggregate Indebtedness (A.I.)			
Accounts payable and accrued expenses		$	5,750
			-
Total Aggregate Indebtedness		$	5,750
Computation of Basic Net Capital Requirement			
(a) Minimum net capital required (6 2/3 % of total A.I.)		$	383
(b) Minimum net capital required of broker dealer		$	5,000
Net Capital Requirement (Greater of (a) or (b))		$	5,000
Excess Net Capital		$	9,033
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$	13,458
Ratio of A.I. to Net Capital			0.41

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	23,325
Net audit adjustments		9,292
Net capital computed above	$	14,033

SCHEDULE II

OLDFIELD CAPITAL GROUP LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SCHEDULE III

OLDFIELD CAPITAL GROUP LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

B&P

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Oldfield Capital Group LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oldfield Capital Group LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (exemption provisions of paragraph (k) (2) (I)) (the "exemption provisions") and (2) Oldfield Capital Group LLC stated that Oldfield Capital Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Oldfield Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oldfield Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (exemption provisions of paragraph (k) (2) (I)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bernstein & Pinchuk LLP

New York, New York
March 13, 2015

Bernstein & Pinchuk LLP

Seven Penn Plaza Suite 830 New York New York 10001 Tel 2112.279.7900 Fax 212.279.7901

www.bpaccountants.com

Members of the AICPA and NYSSCPA's / PCAOB Registered

EXEMPTION REPORT
DECEMBER 31, 2014

The Company asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from §240.15c3-3 under section k(2)(i)

(2) The Company met such exemption provisions in §240.15c3-3 k(2)(i) throughout the most recent fiscal year then ended December 31, 2014 without exception.

Signature: ______________________
Norman Fuchs